Exhibit 4.5

JOINDER TO THE FIFTH AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

This Joinder to the Fifth Amended and Restated Shareholders Agreement (“Joinder Agreement”) is made and entered into as of February 8, 2018, by and between BlueCity Holdings Limited (the “Company”), FH Priolo Limited and FH Saltator Limited (collectively, the “New Shareholders”, each a “New Shareholder”).

WHEREAS

(A)

As of November 2, 2017, the Company, certain existing shareholders of the Company and certain other parties entered into a Fifth Amended and Restated Shareholders Agreement (the “Shareholders Agreement”).

(B)

The New Shareholders wish to acquire an aggregate of 288,240 series A preferred shares (the “Shares”) in the capital of the Company, and in accordance with the Shareholders Agreement, have agreed to enter into this Joinder Agreement.

(C)	The Company is entering into this Joinder Agreement on behalf of itself and as agent for all the existing Shareholders of the Company.

NOW, THEREFORE, the Parties hereby agree as follows:

1. Interpretation. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Shareholder Agreement.

2. Agreement. Immediately upon purchase of the Shares, each New Shareholder (i) agrees that the Shares purchased by such New Shareholder shall be bound by and subject to the terms of the Shareholders Agreement applicable to the Shares, and (ii) hereby adopts and accedes to the terms of, agrees to be bound by, and assumes all rights and obligations under the terms and conditions of the Shareholders Agreement with the same force and effect as if such New Shareholder were originally a Preferred Holder thereunder. The other Parties to the Shareholders Agreement shall be entitled to enforce such agreement against such New Shareholder.

3. Share Transfer. New Shareholders are entitled to freely transfer their Shares in whole or in part to their Affiliates, which shall not be subject to transfer restrictions set forth in the Shareholders Agreement and/or in the Memorandum and Articles of Association of the Company.

4. Governing Law. This Joinder Agreement shall be governed by and construed in all respects in accordance with the laws of the Hong Kong, without regard to principles of conflict of laws thereunder.

5. Counterparts. This Joinder Agreement may be signed in any number of counterparts which together shall form one and the same agreement.

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IN WITNESS whereof the parties have executed and delivered this Joinder Agreement on the date first above written.

NEW SHAREHOLDERS:

FH Saltator Limited

By:	/s/ Kwek Hyen Yong

Name:	Kwek Hyen Yong

Title:	Director

IN WITNESS whereof the parties have executed and delivered this Joinder Agreement on the date first above written.

NEW SHAREHOLDERS:

FH Priolo Limited

By:	/s/ Kwek Hyen Yong

Name:	Kwek Hyen Yong

Title:	Director

IN WITNESS whereof the parties have executed and delivered this Joinder Agreement on the date first above written.

COMPANY:

BlueCity Holdings Limited

By:	/s/ Ma Baoli (马保力）

Name:	Ma Baoli (马保力）

Title:	Director